SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

                                     FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
        Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                                Commission File Number 001-05562

                             KOLLMORGEN CORPORATION
             (Exact name of registrant as specified in its charter)

                                 RESERVOIR PLACE
                                1601 TRAPELO ROAD
                                WALTHAM, MA 02154
                                 (781) 890-5655
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
               8-3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009
            (Title of each class of securities covered by this Form)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

        Rule 12g-4(a)(1)(i)  [X] Rule 12h-3(b)(1)(ii) [ ]
        Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i)  [ ]
        Rule 12g-4(a)(2)(i)  [ ] Rule 12h-3(b)(2)(ii) [ ]
        Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6           [ ]
        Rule 12h-3(b)(1)(i)  [X]

Approximate number of holders of record as of the certification or notice date:

                                                           APPROXIMATE
                    CLASS                                NUMBER OF HOLDERS
                    -----                                -----------------

   COMMON STOCK:                                              1
   PREFERRED SHARE PURCHASE RIGHTS:                           1
   8-3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2009:     174


       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                               KOLLMORGEN CORPORATION

DATE:  June 22, 2000                           By:    /s/ James A. Eder
                                                   -----------------------------
                                                   Name:  James A. Eder
                                                   Title: Vice President